UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OneAmerica Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Square
(No. and Street)

Indianapolis	IN	46282
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bryan K Hartley	317-285-2183	bryan.hartley@oneamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017-2619
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fleetwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OneAmerica Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC SEAL STATE OF INDIANA
JANICE C HALL
My Commission Expires
April 20, 2028
Commission Number NP0726364
Hendricks County

Signature: [signature]

Title:
President, OneAmerica Securities, Inc.

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OneAmerica Securities, Inc.
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2023

OneAmerica Securities, Inc.
December 31, 2023

Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of OneAmerica Securities, Inc.
Indianapolis, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OneAmerica Securities, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Securities and Exchange Commission Rule 15c3-3 (collectively the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 28, 2024

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	8,974,289
Deposits with clearing broker and clearing organization		100,000
Accrued commissions receivable		2,469,862
Due from parent		392,623
Prepaid expenses		18,077
Deferred tax asset		121,398
Total assets	$	12,076,249

Liabilities and stockholder's equity

Liabilities

Commissions payable	$	2,641,254
Accounts payable and accrued expenses		427,384
Due to parent		2,102,201
Federal income tax payable		73,216
Total liabilities		5,244,055

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	8,167,000
Accumulated deficit	(1,364,806)
Total stockholder's equity	6,832,194
Total liabilities and stockholder's equity	$ 12,076,249

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2023

Revenues

Commissions and fees	$	29,968,085
Revenue sharing income		9,028,187
Investment advisor fee income		12,140,174
Other		1,591,781
Total revenues		52,728,227

Expenses

Sales commissions	24,389,344
Revenue sharing expense	9,028,187
Investment advisor fee expense	9,146,474
Salaries and employee benefits	2,386,788
General office expenses and administration	2,153,020
Regulatory licenses, payroll taxes and fees	412,571
Other	316,441
Total expenses	47,832,825
Income before taxes	4,895,402

Income tax provision—federal and state (Note 3)		1,133,237
Net income	$	3,762,165

The accompanying notes are an integral part of these financial statements.

4

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2023	$ 30,000	$ 6,167,000	$ 873,029	$ 7,070,029
Capital contributions from parent company	-	2,000,000	-	2,000,000
Net income	-	-	3,762,165	3,762,165
Dividends paid to parent company	-	-	(6,000,000)	(6,000,000)
Balance at December 31, 2023	$ 30,000	$ 8,167,000	$ (1,364,806)	$ 6,832,194

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2023

Cash flows from operating activities	
Net income	$ 3,762,165
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(61,067)
Increase in due from parent	(392,623)
Increase in prepaid expenses	(1,333)
Increase in deferred tax asset	(11)
Increase in commissions payable	64,114
Increase in accounts payable and accrued expenses	140,725
Decrease in income tax payable	(986,327)
Increase in due to parent	2,039,016
Total adjustments	802,494
Net cash provided by operating activities	4,564,659
Cash flows from financing activities	
Proceeds from capital contribution	2,000,000
Dividends paid to parent company	(6,000,000)
Net cash used in financing activities	(4,000,000)
Net increase in cash	564,659
Cash, beginning of year	8,409,630
Cash, end of year	$ 8,974,289
Supplementary information	
Net cash paid to parent for income taxes	$ 1,974,911

The accompanying notes are an integral part of these financial statements.

6

1. **Organization and Significant Accounting Policies**

   Organization and Nature of Business

   OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL"), the parent company, for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with FINRA, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sale of equity and fixed income securities. The Company is a dually registered introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments, real estate investment trusts ("REIT") and fee-based financial planning.

   Basis of Accounting

   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Revenue

   Revenue from contracts with customers includes the following listed revenue streams. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   Disaggregated Revenue

Financial planning and consultation fees	$ 9,498
RIA advisory fees	12,130,676
Annuities	15,725,245
General securities	3,098,037
Mutual funds	1,892,179
12b-1 fees and trails	8,111,066
Revenue sharing	9,028,187
Administrative service agreement with parent	1,554,543
Other	1,065,894
Total revenue from contracts with customers	$ 52,615,325
Revenue unrelated to contracts with customers	112,902
Total revenue	$ 52,728,227

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies *(continued)*

Financial Planning and Consultation Fees:

Financial planning and consultation is offered as a service by the Company. Financial planning and consultation services include meeting with the client to draft a plan that includes a detailed analysis and recommendation that may encompass specific areas such as net worth, budget and cash flow, income tax, educational analysis, insurance and risk management, retirement, estate planning and investment analysis. The Company charges an agreed upon fee for financial planning services between the client and the investment advisory representative ("IAR"). Financial consultations require an itemized invoice and are based on an hourly rate. The Company's performance obligation is considered complete once the plan is delivered to the client. Financial planning and consultation fee revenue is reported within investment advisor fee income in the statement of operations.

RIA Advisory Fees:

Registered investment advisory ("RIA") services are offered by the Company through agreements with third party investment advisors ("Advisor"). The Company's performance obligation is for the IAR to recommend the investment advisory services of the advisor. The IAR may serve as a liaison between the advisor and the client. Advisory fees are earned as a percentage of assets under management ("AUM") and may be received by the Company in either advance or arrears depending on the terms of the agreement with the advisor. Revenue from fees paid in advance are recognized over time. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Pro-rated chargebacks can occur when advisory fees are paid in advance. An estimated allowance, based upon historical experience, has been established to account for chargebacks. There is $279,008 within accrued commissions receivable and $171,337 within commissions payable in the statement of financial condition that are applicable to RIA advisory fees. RIA advisory fee revenue is reported within investment advisor fee income in the statement of operations.

Annuities:

Annuities from various insurance companies for which the Company has selling agreements are offered for end investors to purchase. Introducing the investor to the insurance company is considered the main performance obligation of the selling agreement with the insurance company. The Company evaluates the needs of the investor, gathers all necessary documentation, and completes a suitability review. The Company's performance obligation is considered complete once the insurance policy has been issued and delivered to the investor. Annuity commissions are paid to the Company based upon a percentage of the investment amount per the selling agreement between the Company and the insurance company. Annuity commissions are reported within commissions and fees in the statement of operations.

General Securities:

The Company is an introducing broker dealer and has entered into a fully disclosed clearing agreement with Pershing, LLC ("Clearing Firm"). The Clearing Firm is responsible for clearance, custody, trade confirmations and providing monthly investor account statements while the Company's performance obligation is to provide the Clearing Firm with an investor in order to execute and complete a sale. The Clearing Firm compensates the Company by paying a commission upon submission of purchases and sales. The Company offers mutual funds, unit investment trusts, exchange traded funds, REIT's, certificate of deposits, stocks, bonds, and investment advisory services for purchase through the Clearing Firm. With exception of mutual funds and investment advisory services, revenue from the sale of Clearing Firm related products are considered general securities.

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Notes to Financial Statements (*continued*)
December 31, 2023

1. **Organization and Significant Accounting Policies** *(continued)*

The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. The service is considered transferred when the investor obtains control of that asset, which is at the trade date. General securities commission revenue is reported within commissions and fees in the statement of operations.

Mutual Funds:

Mutual funds and 529 plans are offered by the Company for purchase by investors on a fully disclosed basis. Purchases and sales may be made through the Company either directly with the fund company or through the Clearing Firm. The Company's performance obligation is to provide a suitable investor to the fund company after completing all regulatory requirements. Fund companies compensate the Company based on a percentage of the investment amount as stated in the fund prospectus. The Company recognizes mutual fund commissions at the point in time that it satisfies a performance obligation by transferring a promised service to an investor. An asset is transferred when the investor obtains control of that asset, which is at the trade date. Mutual fund commissions are reported within commissions and fees in the statement of operations.

12b-1 Fees and Trails:

The Company receives variable consideration in the form of mutual fund 12b-1 fees under Rule 12b-1 of the Investment Company Act of 1940. These fees are considered constrained and are only included in the Company's financial statements to the extent that it is probable and that a significant reversal in the amount of cumulative revenue recognized will not occur when uncertainties such as market volatility, asset movement and investor behavior associated with the variable consideration is subsequently received. Revenue from 12b-1 fees are reported within commissions and fees in the statement of operations.

The Company receives variable consideration from variable annuity trailing commissions. Revenue from fees paid in arrears are deemed variable consideration and recognized when they can be estimated without risk of significant reversal since the amount to be received is highly susceptible to factors outside of the Company's influence such as market volatility, asset movement and investor behavior. Trailing commissions are reported within commissions and fees in the statement of operations.

There is $832,000 within accrued commissions receivable and $666,465 within commissions payable in the statement of financial condition that are applicable to mutual fund 12b-1 fees and variable annuity trailing commissions.

Revenue Sharing:

AUL variable products include separate accounts that allow investors to choose from an array of funds within investment categories according to their desire for risk tolerance and performance. AUL performs administrative services such as recordkeeping, sub-accounting services, pricing, and plan enrollment while the Company acts as the distributor for the variable products offered by AUL. As distributor, the Company's obligations may include distributing prospectuses, sales literature, and advertising materials and as a result, receives 12b-1 fees from the funds for marketing and distribution. Revenue sharing fees are a popular method for collecting all or a portion of the plan administrative fees performed by AUL through the plan's investment options. Revenue sharing can consist of 12b-1 fees but can also consist of payments for record keeping services ("Sub-TA fees"), administrative and other fees. Fund companies compensate the Company according to fee schedules within each fund's prospectus. It is our practice, internally among affiliates, to transfer the fees received by the Company to

The accompanying notes are an integral part of these financial statements.

1. **Organization and Significant Accounting Policies** *(continued)*

AUL. The 12b-1 fees collected for marketing and distribution are reported within revenue sharing income in the statement of operations.

Administrative Servicing Agreement:

The Company has entered into an administrative service agreement with AUL, whereby certain services have been agreed. The Company's performance obligation is to provide compliance and executive services. These services are ongoing and provided over the term of the service agreement. The amount that AUL pays the Company is calculated annually, expensed monthly and approved by the Board of Directors of American United Mutual Insurance Holding Company, the ultimate parent company of AUL. Over the course of the year, the Company recognizes the revenue received from the administrative services agreement in twelve equal periodic payments. Administrative service agreement fees are reported within other in the statement of operations. See Note 1, related party transactions, for additional detail.

Other:

Miscellaneous revenue items of lesser significant amounts are also earned by the Company throughout the year. These amounts are included in other within the disaggregated revenue table and primarily include marketing fee revenue from third party investment advisors ("Advisor") that are paid to the Company as a combination of a flat fee and or percentage of AUM. The fee may be deducted from the client account in conjunction with the monthly or quarterly RIA fee depending on payment terms per agreements between the advisor and Company. Not all agreements with advisors allow for marketing fees to be paid to the Company. The Company accounts for these fees as a single performance obligation since the Company is performing a series of distinct services that are substantially the same such as training, marketing, staffing, and educating its advisors. Marketing fees are reported within commissions and fees in the statement of operations.

Related Party Transactions

AUL furnishes personnel, office space, legal counsel, information technology support and other related services to the Company through an administrative service agreement. This agreement specifies that a monthly payment be made by the Company. Consistent with prior years, the methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL for providing certain services to the Company and is determined through the allocation of costs pursuant to AUL's standard cost allocation. For the year ended December 31, 2023, AUL provided services to the Company for which it earned and was paid $1,033,260. This amount is classified as an expense and included within general office expenses and administration on the Company's statement of operations. In addition, the Company provided certain compliance and executive services to AUL including the distribution of proprietary products, principal suitability review involving the sale of proprietary products and the marketing of such products for which it earned and was paid $1,554,543. Income paid to the Company is calculated by dividing the OAS infrastructure costs minus the Company's share of agent benefits by the number of individual and retirement services registered representatives to approximate the cost of providing services to AUL. This amount is classified as revenue and included in other within the revenues section of the Company's statement of operations.

Within the Company's statement of financial condition, the $1,709,578 classified as due to affiliate, net, primarily relates to intercompany expense sharing amounts and general expense items.

The accompanying notes are an integral part of these financial statements.

1. **Organization and Significant Accounting Policies (*continued*)**

The Company monitors excess capital and as a result, may pay dividends to AUL or receive capital contributions from AUL. During 2023, the Company paid a dividend of $6,000,000 to AUL which is included in accumulated deficit within the statement of financial condition. In addition, the Company received a capital contribution of $2,000,000 from AUL which is included in additional paid-in capital within the statement of financial condition.

For the year ended December 31, 2023, the Company's statement of operations includes $9,028,187 of AUL revenue sharing income as well as $3,541,387 of AUL proprietary income from variable product sales commission, and $9,071 of insurance agency income, all of which are offset by an equal amount of expense. AUL proprietary and insurance agency income are included in commissions and fees within the revenues section of the Company's statement of operations.

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value. Financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing. As of December 31, 2023, the carrying value of the Company's financial instruments closely approximates at fair value.

Concentrations of Credit Risk in Financial Instruments

The Company's cash on deposit balance is held with financial institutions and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's securities transactions are performed by a single clearing broker pursuant to a clearance agreement. Securities transactions are settled daily by the clearing broker. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for very short periods of time. At December 31, 2023, the accrued commission receivable of $2,469,862 reflected on the statement of financial condition includes $136,589 representing an amount due from this clearing broker, whom is a member of a nationally recognized exchange. The remaining $2,333,273 consists of commissions and fees receivable from other third parties. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies

In the normal course of business, the Company is involved in certain legal proceedings or certain asserted claims are filed from time to time against the Company. Management does not believe that any pending legal proceedings would have a material adverse effect on the Company's financial statements.

The accompanying notes are an integral part of these financial statements.

2.   **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2023, the Company had net capital, as defined, of $6,190,307 and $5,855,472 in excess of its minimum requirement of $334,835, and its ratio of aggregate indebtedness to net capital was 0.81 to 1.

3.   **Income Taxes**

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to a tax sharing agreement with OneAmerica Financial Partners, Inc. that principally provides that the Company will pay or receive an amount equal to the tax on its current year taxable income (loss) generated. Such payments are made through routine intercompany settlements. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under U.S. GAAP, uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred. Any interest or penalties related to federal or state income taxes, if applicable, are recorded when incurred and included as a component of income tax provision in the statement of operations.

The statute of limitations related to the consolidated federal income tax return that the Company is a member of is closed for all tax years up to and including 2017 and 2019. The expiration of the statute of limitations related to the various state income tax returns that the Company files varies by state.

As of December 31, 2023, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to

be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months. The net income tax expense for the year ended December 31, 2023, is as follows:

	Federal	State	Total
Current income tax expense	1,018,091	115,157	1,133,248
Deferred income tax expense (benefit)	(11)	0	(11)
Net income tax expense	1,018,080	115,157	1,133,237

The accompanying notes are an integral part of these financial statements.

3. **Income Taxes** (*continued*)

The income tax payable net amount and deferred tax asset for the year ending December 31, 2023 is $73,216 and $121,398, respectively. The deferred tax asset is primarily composed of temporary differences related to non-deductible accruals. The Company believes it's more likely than not that it will realize the benefit of the deferred income tax assets, and therefore, a valuation allowance was not established.

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the year ended December 31, 2023, is as follows:

Income tax expense at statutory tax rate (21%)	$ 1,037,403
Nondeductible expenses and other	4,860
State and local taxes, net of federal tax	90,974
Income tax expense	$ 1,133,237

4. **Indemnifications**

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

5. **Subsequent Events**

Management has evaluated the impact of all subsequent events after December 31, 2023 and has determined that there were no subsequent events requiring recognition of disclosure in the financial statements.

The accompanying notes are an integral part of these financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
under Securities and Exchange Commission Rule 15c3-1
December 31, 2023

Total stockholder's equity	$	6,832,194
Nonallowable assets		
Prepaid expenses		(18,077)
Accrued commissions receivable		(331,321)
Due from affiliate, net		(392,623)
Deferred tax asset		(121,398)
Other additions and or credits		
Discretionary bonus accrual (net of tax)		221,532
Net capital before haircuts		6,190,307
Haircuts		-
Net capital		6,190,307
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		334,835
Excess net capital	$	5,855,472
Computation of Aggregate Indebtedness		
Commissions payable (net of discretionary bonus accrual)	$	2,419,722
Accounts payable and accrued expenses		427,384
Due to affiliate, net		2,102,201
Income tax payable		73,216
Aggregate indebtedness	$	5,022,523
Ratio of aggregate indebtedness to net capital		0.81 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2023.

OneAmerica Securities, Inc.
Computation for Determination of Reserve Requirements and Information Related to
Possession and Control Requirements Under Securities and Exchange Commission
Rule 15c3-3
December 31, 2023

The Company clears all customer transactions through Pershing, LLC on a fully disclosed basis and does not maintain customer accounts or securities. The Company is exempt from the supplemental schedule in accordance with SEC Rule 15c3-3(k)(2)(ii).

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5